Exhibit 99.6

Press Release

Total and Indian Oil Form Joint Company in India

to Offer High-Quality Bitumen Derivatives

Mumbai, July 27, 2020 - Indian Oil Corporation, India’s largest refiner and marketer of petroleum products, and Total, broad energy company with headquarters in Paris, France, announce the formation of a 50:50 Joint Venture (JV) company that will manufacture and market high-quality bitumen derivatives and specialty products for the growing road-building industry in India.

Total is the leading bitumen manufacturer and supplier in Europe, while Indian Oil is the largest player in the Indian bitumen market. The two companies have already an established business relationship in India, notably in LPG and fuel additives businesses.

The new JV will combine the R&D and marketing strengths of both Indian Oil and Total to manufacture and market innovative bitumen formulations and superior quality products such as polymer-modified bitumen, crumb rubber modified bitumen, bitumen emulsions and other specialty products. The JV will set up manufacturing units across the country with cost-effective logistics solutions, keeping innovation, safety and sustainability at the helm of its operations. The JV will also explore possibilities to cater to other South Asian markets.

“India is a strategic country for the future of Total and we are delighted by this partnership, yet another testimony of our commitment to this fast-growing market.” highlighted Patrick Pouyanné, Chairman and CEO of Total. “Today, Total is further cementing its longstanding business cooperation with IndianOil, into a strong and sustainable new partnership. With this agreement, we are pursuing the growth of businesses with key Indian energy players, adding to our ongoing developments in renewables, gas and power.”

Shrikant Madhav Vaidya, Chairman of IndianOil said: “The IndianOil-Total joint venture company would combine IndianOil’s credentials as India’s Flagship National Oil Company and the Total’s strength as an International Energy Major. This would cater to B2B customers involved in road infrastructure development, both in the government and private sectors and I am confident that this would start a revolution in road construction activities in the country by providing superior technology products at competitive prices”.

He added: “This joint venture company would bring in latest technologies and formulations for Polymer Modified Bitumen (PMB) and other fast-growing non-conventional derivatives such as Cold Mix & Micro Emulsion, Block Bitumen, etc. to the Indian market. The operations of this JV would commence by taking over an existing plant of Total at Jodhpur and subsequently set up new Greenfield plants”.

The Government of India has a strong focus on developing the country’s road infrastructure with mega projects like the ‘Bharatmala project’ which envisages development of 34,800 km of roads at an estimated investment of over Rs. 5 lakh crore in the first phase (equivalent to approximately 66 billion USD).

The demand for aggregate material and manufactured material for the highway construction and rehabilitation sector in India is very high, especially for good-quality bitumen derivatives. The IndianOil and Total JV will offer high-spec products using sustainable technologies.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Total in India

With over 900 employees, Total is present in India since 1993. Through its fully owned subsidiary, Total operates in the chemical business (Hutchinson) and is active in LPG for domestic and commercial applications, lubricants for automotive & industrial applications, modified bitumen products and special fluids (Total Oil India Private Limited). The Group has also a growing presence in energy storage (SAFT) and solar energy (Total Solar India Private Limited).

Total’s Technical Center in Mumbai provides value added technical support in the areas of product development, product training and field-testing in Asian market. The Group has also established a Digital Innovation Center located in Pune, in partnership with Tata Consultancy Services (TCS) to develop revolutionary solutions and technologies for its refining activities.

More recently, as part of its strategy to further develop offers for the Indian market, Total has partnered from 2018 with the Adani Group through various joint ventures in Fuels, Gas and Renewables.

About Indian Oil

Indian Oil Corporation Ltd. is Ranked 117th among the world’s largest corporates in Fortune’s ‘Global 500’ listing. IndianOil’s business interests encompass the entire hydrocarbon value chain - from refining, pipeline transportation & marketing, to exploration & production of crude oil & gas, petrochemicals, gas marketing, alternative energy sources and globalization of downstream operations. With over 80 MMTPA refining capacity and 14,670 KM, cross-country pipelines network IndianOil accounts for nearly half of India’s petroleum products market share, with sales of about 89.696 MMT including export in the year 2019-20, through its network of over 55,000 customer touchpoints. IndianOil harbors global aspirations, with subsidiaries in Sri Lanka, Mauritius, the UAE, Singapore, Sweden, USA and The Netherlands. IndianOil has been actively pursuing diverse business interests, setting up over 20 joint ventures with reputed business partners from India and abroad to explore global opportunities.

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Total contacts

Media Relations - India : +91 91364 42111 l kanchan.dahiya@total.com

Media Relations Total SE: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

IndianOil contacts

Media Relations : +91 8447744909 l jprasad1@indianoil.in

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE. directly or indirectly owns investments are separate legal entities. TOTAL SE. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.